

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 18, 2018

Weidong Luo
Chief Executive Officer
Aurora Mobile Ltd.
5/F, Building No. 7, Zhiheng Industrial Park
Nantou Guankou Road 2
Nanshan District, Shenzhen, Guangdong, 518052
People's Republic of China

      Re: **Aurora Mobile Ltd.**
              Amendment No. 1 to Registration Statement on Form F-1
              Filed July 13, 2018
              File No. 333-225993

Dear Mr. Luo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 5

1.   We note that net loss in the three months ended June 30, 2018 includes the effects of a fair value gain on derivative liability. Tell us and revise to disclose the nature and significant terms of this derivative liability and how you are accounting for the derivative and fair value effects. Please ensure that your subsequent events disclosure on page F-41 includes the related financial effects. Refer to ASC 855-10-50-2.

2.   Please revise to include reconciliations of the non-GAAP financial measure of EBITDA for the three months ended June 30, 2018 and the three months ended June 30, 2017 to the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Summary Consolidated Financial and Operating Data, page 13

3.   Please label the ADS per share data as pro forma information. Revise to clarify how you computed the weighted average number of ADSs used to calculate the net loss per ADS, and disclose the significant assumptions. Provide a reconciliation to the weighted average number of shares used in calculating your basic and diluted historical net loss per common share, including assumptions. See Rules 11-01(a)(8) and 11-02(b)(6) and (7) of Regulation S-X.

General

4.   We note that the Form of Deposit Agreement was filed as exhibit 4.3. In light of our comment letter issued July 16, 2018, we are reviewing the exhibit and may have additional comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Z. Julie Gao
        Skadden, Arps, Slate, Meagher & Flom LLP